Exhibit 99.1

WGL HOLDINGS, INC. AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges (Unaudited)

($ in thousands)

Twelve Months Ended December 31, 2004

FIXED CHARGES:
Interest Expense	$42,576
Amortization of Debt Premium, Discount and Expense	466
Interest Component of Rentals	1,256

Total Fixed Charges	$44,298

EARNINGS:
Net Income before Dividends on Preferred Stock	101,546
Add:
Income Taxes Applicable to Utility Operating Income	57,742
Income Taxes Applicable to Non-Utility Operating Income and Other Income (Expenses)—Net	1,677
Total Fixed Charges	44,298

Total Earnings	$205,263

Ratio of Earnings to Fixed Charges	4.6